Exhibit (a)(5)(iv)

CONTACT:
Investors: Peggy Reilly Tharp	Media: Justin Lopinot
314-628-7491	314-628-7053
peggy.tharp@savvis.net	justin.lopinot@savvis.net
Savvis Announces Closing of $625 Million Senior Secured
Credit Facilities and Completion of Tender Offer
for 3% Convertible Senior Notes
ST. LOUIS, Aug. 4, 2010 — Savvis, Inc. (NASDAQ: SVVS), a global leader in cloud infrastructure and hosted IT solutions for enterprises, today announced that it has closed its senior secured credit facilities, which include a $550 million term loan, maturing in 2016 and bearing interest at Libor + 500bps, and a $75 million revolving credit facility, maturing in early 2014 and bearing interest at Libor + 475bps.
The company also completed its cash tender offer, accepting for payment $339.4 million of the outstanding $345 million of its 3% Convertible Senior Notes due May 2012, pursuant to the terms of the tender offer. The tender offer expired at 8 a.m. ET today.
The net proceeds of the senior secured credit facilities have been used to pay the purchase price in the tender offer for the 3% Convertible Notes, for the repayment of outstanding amounts under the company’s existing $150 million revolving credit facility and other bank and vendor financing, as well as any related fees and expenses. Remaining proceeds not used to repay existing indebtedness will be used for general corporate purposes.
“This six-year maturity provides flexibility to support our strategic growth strategy,” said Jim Ousley, Savvis chairman and chief executive officer. “Savvis is poised for significant opportunities, and the fact that we successfully raised money in today’s fluctuating financing market conditions demonstrates the confidence investors have in our vision.”
About Savvis
Savvis, Inc. (NASDAQ: SVVS) is a global leader in cloud infrastructure and hosted IT solutions for enterprises. More than 2,500 unique clients, including 30 of the top 100 companies in the Fortune 500, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing. For more information, please visit www.savvis.net.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from Savvis’ expectations. Certain factors that could adversely affect actual results are set forth as risk factors described in Savvis’ SEC reports and filings, including its annual report on Form 10-K for the year ended December 31, 2009, and subsequent filings. Those risk factors include, but are not limited to, uncertainties in economic conditions, including conditions that could pressure enterprise IT spending; introduction of, demand for and market acceptance of Savvis’ products and services; whether or not Savvis is able to sign additional outsourcing deals; variability in pricing for those products and services; merger and acquisition activity by Savvis clients or other client activity that affects the level of business done with Savvis; rapid evolution of technology; changes in the operating environment; and changes or proposed changes in, or introduction of new, regulatory schemes or environments that impact Savvis and/or its clients’ businesses. The forward-looking statements contained in this document speak only as of the date of publication, Aug. 4, 2010. Subsequent events and developments may cause the company’s forward-looking statements to change, and the company will not undertake efforts to revise those forward-looking statements to reflect events after this date.
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